Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1	NAME AND ADDRESS OF COMPANY

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5

ITEM 2	DATE OF MATERIAL CHANGE

June 2, 2009

ITEM 3	NEWS RELEASE

News releases attached hereto as Exhibits “A” and “B” were issued by Biovail Corporation (“Biovail” or the “Company”) on June 2, 2009 and June 3, 2009, respectively.  The news releases were distributed in Canada and the United States through Business Wire and were filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  The news releases have been filed as part of the Company’s Form 6-K via the Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange.  A copy of each press release was posted to the Company’s website at www.biovail.com.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On June 2, 2009, Biovail announced that it was considering an offering of up to approximately US$200 million aggregate principal amount of senior convertible notes (the “Notes”) due 2014 in a private placement offering in the United States and Canada (the “Offering”).

On June 3, 2009, Biovail announced that it had entered into a purchase agreement pursuant to which it would issue US$300 million aggregate principal amount of 5.375% Notes due 2014, and that it had granted the initial purchasers of the Notes an option to purchase up to an additional US$50 million aggregate amount of such Notes.

On June 10, 2009, Biovail closed the Offering of US$350 million aggregate principal amount of the 5.375% Notes due 2014 (which included the exercise of the US$50 million over-allotment option) for net proceeds of approximately US$334 million, after deducting estimated fees and expenses of the Offering.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On June 2, 2009, Biovail announced that it was considering an offering of up to approximately US$200 million aggregate principal amount of Notes due 2014 in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “U.S. Securities Act”).

On June 3, 2009, Biovail announced the pricing of the Offering, that the size of the Offering had been increased to US$300 million, that it had entered into a purchase agreement pursuant to which it would issue US$300 million aggregate principal amount of 5.375% Notes due 2014, and that it had granted the initial purchasers of the Notes an option to purchase up to an additional US$50 million aggregate amount of such Notes.

On June 10, 2009, Biovail closed the Offering of US$350 million aggregate principal amount of the 5.375% Notes due 2014 (which included the exercise of the US$50 million over-allotment option) for net proceeds of approximately US$334 million, after deducting estimated fees and expenses of the Offering.

Biovail intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, which may include funding its operations, development and in-licensing arrangements, capital expenditures and acquisitions.

The Notes are unsecured, senior obligations of Biovail, will pay interest semi-annually at a rate of 5.375% per annum and will mature on August 1, 2014, unless earlier redeemed, repurchased or converted.  The Notes will be convertible at the option of the holder upon satisfaction of certain conditions.  Upon conversion of the Notes, Biovail will have the option to deliver cash, Biovail common shares or a combination of cash and Biovail common shares.  The Notes have an initial conversion rate of 67.0880 Biovail common shares per US$1,000 principal amount of the Notes.  This represents an initial conversion price (which is subject to adjustment in certain circumstances) of approximately US$14.91 per share, representing a 26% conversion premium based on the closing price of US$11.83 per share on June 3, 2009 (the date the Offering was priced).  Holders of the Notes have the right to require Biovail to repurchase for cash all or some of their Notes upon the occurrence of certain fundamental changes involving Biovail.  In addition, Biovail may redeem for cash all or a portion of the Notes at any time on or after August 2, 2012 if the closing price of the Biovail common shares reaches a specified threshold.

The terms of the Notes are governed by an indenture dated June 10, 2009. A copy of the indenture is available on SEDAR.

The Notes and the Biovail common shares issuable upon conversion of the Notes have not been and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration

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requirements of the U.S. Securities Act.  Offers and sales of the Notes in Canada were made pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

For further information, contact Nelson F. Isabel at 905-286-3250.

ITEM 9	DATE OF REPORT

June 12, 2009.

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EXHIBIT “A”

NEWS RELEASE

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
and Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES OFFERING OF SENIOR CONVERTIBLE NOTES

TORONTO, Canada — June 2, 2009 — Biovail Corporation (NYSE/TSX: BVF) today announced that it is considering an offering of up to US$200 million aggregate principal amount of its senior convertible notes (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

Biovail expects that the Notes will be unsecured, senior obligations of Biovail and will mature in 2014, unless earlier redeemed, repurchased or converted. The Notes are expected to be convertible into Biovail common shares under certain circumstances.

Biovail intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, which may include funding its operations, development and in-licensing arrangements, capital expenditures and acquisitions.

The Notes and the Biovail common shares issuable upon conversion of the Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws. The offering of the Notes and listing of the underlying Biovail common shares on the Toronto Stock Exchange (the “TSX”) are subject to TSX acceptance and approval.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, market factors affecting the price of debt and equity securities, the amount of cash generated from Biovail’s business, the prevailing interest rates and the existence of alternative uses for Biovail’s cash. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Website at www.biovail.com.

EXHIBIT “B”

NEWS RELEASE

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

and Corporate Communications

(905) 286-3000

For Immediate Release:

Biovail Announces Pricing of Offering of

US$300 Million Senior Convertible Notes due 2014

TORONTO—June 3, 2009—Biovail Corporation (NYSE: BVF) today announced that its offering of senior convertible notes, which priced today, has been increased and that it has entered into a purchase agreement pursuant to which it will issue US$300 million aggregate principal amount of 5.375% senior convertible notes due 2014 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Biovail also has granted one of the initial purchasers of the Notes an option to purchase an additional US$50 million aggregate principal amount of such Notes.

The Notes are unsecured, senior obligations of Biovail, will pay interest semi-annually at a rate of 5.375% per annum and will mature on August 1, 2014, unless earlier redeemed, repurchased or converted. The Notes will be convertible at the option of the holder upon satisfaction of certain conditions. Upon conversion of the Notes, Biovail will have the option to deliver cash, Biovail common shares or a combination of cash and Biovail common shares. The Notes will have an initial conversion rate of 67.0880 Biovail common shares per US$1,000 principal amount of the Notes. This represents and initial conversion price (which is subject to adjustment in certain circumstances) of approximately US$14.91 per share, representing a 26% conversion premium based on the closing price of US$11.83 per share of June 3, 2009. Holders of the Notes will have the right to require the Company to repurchase for cash all or some of their Notes upon the occurrence of certain fundamental changes involving Biovail. In addition, Biovail may redeem for cash all or a portion of the Notes at any time on or after August 2, 2012 if the closing price of the Biovail common shares reaches a specified threshold. Biovail estimates that the net proceeds from the offering will be approximately US$286 million after deducting estimated fees and expenses.

Biovail intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, which may include funding its operations, development and in-licensing arrangements, capital expenditures and acquisitions.

The Notes and the Biovail common shares issuable upon conversion of the Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.  The offering of the Notes and listing of the underlying Biovail common shares on the Toronto Stock Exchange (the “TSX”) are subject to TSX acceptance and approval.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “except”, “intend”, “plan”, “will”, “may”, “target”, “potential” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things, market factors affecting the price of debt and equity securities, the amount of cash generated from Biovail’s business, the prevailing interest rates and the existence of alternative uses for Biovail’s cash.  Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by Law.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

Biovail Corporation

Nelson F. Isabel, 905-286-3000

Vice-President, Investor Relations & Corporate Communications